Exhibit 99.2

Consent of J. Andrew Cormier

I, J. Andrew Cormier, consent to the use of and reference to my name in the prospectus supplement dated July 5, 2021 to the short form base shelf prospectus forming a part of the Registration Statement on Form F-10 (Registration No. 333-252957) of Orla Mining Ltd. and any amendments or supplements thereto (the “Registration Statement”) and to the incorporation by reference of the information prepared by me, that I supervised the preparation of, or reviewed or approved by me that is of a scientific or technical nature and all other references to such information included or incorporated by reference in the Registration Statement.

/s/ J. Andrew Cormier
J. Andrew Cormier, P.Eng.

Dated: July 5, 2021